EXHIBIT 99.1

         AMDOCS LIMITED REPORTS REVENUE GROWTH OF 26.2% IN FIRST QUARTER

         COMPANY EXCEEDS GUIDANCE ON FIRST QUARTER REVENUE AND EARNINGS

Key highlights:

         -    Revenue of $428.3 million, exceeding guidance of $416-$422 million

         -    Sequential revenue growth of 4.0%

         -    Proforma EPS increases 30.0% to $0.26, exceeding guidance of $0.24

         -    Diluted GAAP EPS of $0.24

         - Second quarter fiscal 2004 guidance: Expected revenue of $432-$438 million and proforma EPS of $0.27. Diluted GAAP EPS results expected to be $0.01-$0.02 less than proforma EPS.

St. Louis, MO - January 21, 2004 - Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 2003, revenue was $428.3 million, representing sequential growth of 4.0% and an increase of 26.2% from last year's first quarter. Excluding acquisition-related costs and other items and related tax effects, net income was $57.0 million, or $0.26 per diluted share, and increased by $13.5 million, or 31.0%, when compared to net income of $43.5 million, or $0.20 per diluted share, in the first quarter of fiscal 2003. The Company's GAAP net income, which includes acquisition-related charges for amortization of purchased intangible assets, and, for the first quarter of fiscal 2003 only, a restructuring charge, and related tax effects for all the aforementioned items, was $53.1 million, or $0.24 per diluted share, compared to net income of $32.2 million, or $0.15 per diluted share, in the first quarter of fiscal 2003.

Dov Baharav, Chief Executive Officer of Amdocs Management Limited, said, "This was a very good quarter for Amdocs. We are seeing a continued improvement in the market, with carriers showing a greater readiness to commit to new projects. We achieved strong sales in all sectors, including billing, CRM and order management, in both the wireline and mobile markets. Our market leadership, based on our unique ability to deliver integrated customer management, positions us well to capitalize on the upturn in the market. The communications industry continues to face challenges. However, we are confident that we can leverage the current improvement in the market to achieve modest sequential growth in the coming quarters."

SALES HIGHLIGHTS

During the first quarter, our new business included nine new key wins, highlighted below. This is a significant increase over previous quarters.

         - Telkom South Africa will standardize on Amdocs as its core platform for integrated customer management. This project involves the extension of our relationship, adding order management and upgrading existing Amdocs billing and CRM implementations.

         - Amdocs was chosen by a major wireline customer in North America to implement Amdocs order management. The system will handle complex ordering covering all needs for new generation data services.

         - A European mobile communications service provider decided to implement Amdocs partner relationship management. The system will be used for billing and settlement with content partners.

         - An existing customer in Europe, a major mobile provider, selected Amdocs to implement a system to support the special and complex needs of the corporate customers sector.

         - Amdocs has been chosen by a major mobile carrier in North America to implement its ClarifyCRM suite. This operator, which currently utilizes our billing system, will be leveraging Amdocs unique value proposition for integrated customer management.

         - A leading mobile communications carrier in North America, currently using our Amdocs billing platform, will be implementing the Amdocs Enabler product to support billing of new generation data and voice services.

         - Through sales of ClarifyCRM products, we obtained initial projects at three additional communications service providers. Two of these carriers are in Europe, and the third carrier is in the Asia Pacific region. In all cases, these sales also establish or expand our footprint within the operations of key global and regional players.

OPERATING AND FINANCIAL HIGHLIGHTS

During the first quarter:

         - Amdocs announced its intention to acquire XACCT Technologies, a leading provider of network mediation software to communications service providers. This acquisition further expands the scope of Amdocs billing capabilities in the network mediation space providing the unique capability for supporting end-to-end event processing for voice, data, content and commerce prepaid and postpaid transactions. Amdocs will acquire XACCT's outstanding shares for approximately $29.5 million, subject to certain adjustments, of which approximately $13.5 million will be paid in cash and the balance in Amdocs Ordinary Shares. This acquisition is due to be completed in the second quarter of fiscal 2004.

         - Amdocs executed a share buyback program involving the re-purchase of five million shares, for a total value of approximately $124 million. One of the main objectives of the buyback program was to offset the dilutive effect of any future share issuances, including issuances pursuant to employee equity plans or in connection with acquisitions.

         - The Amdocs managed services agreement with Dex Media has been extended to include Dex Media West. Under the 5-year agreement, Amdocs will provide IT services to support Dex Yellow Pages, White Pages and DexOnline, including IT application development and maintenance, end-user support and implementation services.

         - Amdocs completed the implementation of the Amdocs Enabler product at a mobile operator in Europe, and also at a mobile operator in Latin America. At both customers, the system is now operating in live production.

         - Amdocs completed the successful implementation of Amdocs ClarifyCRM 12 at three customers during the quarter. Version 12 includes advanced user interface technology incorporating support for browser-based access, and new functionality designed to transform the high-volume call center into a more efficient and effective, multi-channel customer contact center.

         - Free cash flow, defined as cash flow from operations less net capital expenditures and payments on capital leases, was $62.5 million in the quarter.

FINANCIAL OUTLOOK

Amdocs expects that revenue for the second quarter ending March 31, 2004, will be between $432-$438 million. Proforma earnings per share for the quarter are expected to be $0.27, excluding acquisition-related costs and related tax effects. Diluted GAAP earnings per share, including acquisition-related costs and related tax effects, for the quarter are expected to be between $0.01-$0.02 less than proforma EPS. The potential impact of the pending acquisition of XACCT Technologies has not been incorporated into these expectations.

Amdocs will host a conference call on January 21, 2004 at 5 p.m. Eastern Standard Time to discuss the Company's first quarter results. The call will be carried live on the Internet via www.vcall.com and the Amdocs website, www.amdocs.com.

ABOUT AMDOCS

Amdocs combines innovative software products and services with deep business knowledge to deliver true integrated customer management to the world's leading telecommunications services companies. Our best-in-class billing and CRM products seamlessly link all customer-facing business processes - marketing, sales, ordering, delivery, fulfillment, billing, settlement, service, support, and analytics - resulting in stronger, more profitable customer relationships. Amdocs enables its customers to implement their business strategy with rapid return on investment, lower total cost of ownership and improved operational efficiencies. For more information, visit Amdocs at www.amdocs.com.

CAUTIONARY STATEMENTS

Investors are cautioned that this press release contains proforma information that is not prepared in accordance with GAAP. Investors should not construe the proforma financial measures as being superior to GAAP. The Company's management uses proforma financial information in its internal analysis because it enables the management to consistently analyze the critical components and results of operations and to have a meaningful comparison to prior periods. The Company's management believes that such measures provide useful information to investors for meaningful comparison to prior periods and analysis of the critical components and results of operations.

This press release includes information that constitutes forward-looking statements made pursuant to the safe harbor provision of the Private Securities Litigation Reform Act of 1995, including statements about Amdocs' growth and business results in future quarters. Although we believe the expectations reflected in such forward-looking statements are based upon reasonable assumptions, we can give no assurance that our expectations will be obtained or that any deviations will not be material. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the effects of general economic conditions, Amdocs' ability to grow in the mobile, wireline and IP business segments, adverse effects of market competition, rapid technological shifts that may render the Company's products and services obsolete, potential loss of a major customer, our ability to develop long-term relationships with our customers, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the Company's filings with the Securities and Exchange Commission, including in our Annual Report on Form 20-F, filed on December 24, 2003.

CONTACT:
Thomas G. O'Brien
Treasurer and Vice President of Investor Relations
Amdocs Limited
314-212-8328
E-mail: dox_info@amdocs.com

                                 AMDOCS LIMITED

                   PRO FORMA CONSOLIDATED STATEMENTS OF INCOME

                        EXCLUDING RESTRUCTURING CHARGES,
       AMORTIZATION OF PURCHASED INTANGIBLE ASSETS AND RELATED TAX EFFECTS

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                      THREE MONTHS ENDED
                                                         DECEMBER 31,
                                                ---------------------------------
                                                   2003 (1)            2002 (1)
                                                -------------       -------------
Revenue:
  License                                       $      16,621       $      20,526
  Service                                             411,674             318,860
                                                -------------       -------------
                                                      428,295             339,386
Operating expenses:
  Cost of license                                       1,132               1,136
  Cost of service                                     272,103             203,986
  Research and development                             30,498              29,619
  Selling, general and administrative                  52,497              51,580
                                                -------------       -------------
                                                      356,230             286,321
                                                -------------       -------------
Operating income                                       72,065              53,065

Interest income and other, net                          1,067               4,977
                                                -------------       -------------
Income before income taxes                             73,132              58,042

Income taxes                                           16,089              14,510
                                                -------------       -------------
Net income                                      $      57,043       $      43,532
                                                =============       =============
Diluted earnings per share                      $        0.26       $        0.20
                                                =============       =============
Diluted weighted average number of
   shares outstanding                                 220,594             217,139
                                                =============       =============

(1) Excludes $5,096 and $5,154 for amortization of purchased intangible assets, $0 and $9,956 of restructuring charges related to cost reduction measures, and tax effects related to the above of $(1,121) and $(3,777) for the three months ended December 31, 2003 and 2002, respectively. Including the above items, income before income taxes was $68,036 and $42,932, and diluted earnings per share were $0.24 and $0.15 for the three months ended December 31, 2003 and 2002, respectively.

                                 AMDOCS LIMITED

                        CONSOLIDATED STATEMENTS OF INCOME

                      (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   THREE MONTHS ENDED
                                                      DECEMBER 31,
                                              ---------------------------
                                                  2003            2002
                                              -----------      ----------
Revenue:
  License                                     $    16,621      $   20,526
  Service                                         411,674         318,860
                                              -----------      ----------
                                                  428,295         339,386
Operating expenses:
  Cost of license                                   1,132           1,136
  Cost of service                                 272,103         203,986
  Research and development                         30,498          29,619
  Selling, general and administrative              52,497          51,580
  Amortization of purchased intangible
     assets                                         5,096           5,154
  Restructuring charges                                --           9,956
                                              -----------      ----------
                                                  361,326         301,431
                                              -----------      ----------
Operating income                                   66,969          37,955

Interest income and other, net                      1,067           4,977
                                              -----------      ----------
Income before income taxes                         68,036          42,932

Income taxes                                       14,968          10,733
                                              -----------      ----------
Net income                                    $    53,068      $   32,199
                                              ===========      ==========
Basic earnings per share                      $      0.25      $     0.15
                                              ===========      ==========
Diluted earnings per share                    $      0.24      $     0.15
                                              ===========      ==========
Basic weighted average number of shares
   outstanding                                    215,106         215,626
                                              ===========      ==========
Diluted weighted average number of shares
   outstanding                                    220,594         217,139
                                              ===========      ==========

                                 AMDOCS LIMITED

                      CONDENSED CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                                             AS OF
                                                                               ---------------------------------
                                                                               DECEMBER 31,         SEPTEMBER 30,
                                                                                  2003                 2003
                                                                               ------------         -------------
ASSETS
Current assets
   Cash, cash equivalents and short-term interest-bearing investments          $ 1,228,742          $  1,290,892
   Accounts receivable, net, including unbilled of $26,038 and
     $16,072, respectively                                                         210,022               198,274
   Deferred income taxes and taxes receivable                                       82,453                60,868
   Prepaid expenses and other current assets                                        74,274                85,902
                                                                               -----------          ------------
   Total current assets                                                          1,595,491             1,635,936

Equipment, vehicles and leasehold improvements, net                                188,675               203,467
Goodwill and other intangible assets, net                                          850,388               855,975
Other noncurrent assets                                                            191,497               182,139
                                                                               -----------          ------------
Total assets                                                                   $ 2,826,051          $  2,877,517
                                                                               ===========          ============

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities
   Accounts payable and accruals                                               $   329,888          $    331,196
   Short-term portion of capital lease obligations                                  26,640                27,140
   Convertible notes                                                               395,454               400,454
   Short-term financing arrangements                                                 2,366                 2,179
   Deferred revenue                                                                182,925               174,616
   Deferred income taxes and taxes payable                                         150,274               133,002
                                                                               -----------          ------------
   Total current liabilities                                                     1,087,547             1,068,587
Noncurrent liabilities                                                             214,969               217,330
Shareholders' equity                                                             1,523,535             1,591,600
                                                                               -----------          ------------
Total liabilities and shareholders' equity                                     $ 2,826,051          $  2,877,517
                                                                               ===========          ============

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